Exhibit 99.2

SCAN TO VIEW MATERIALS & VOTE ATOTECH LIMITED 3RD FLOOR, 44 ESPLANADE ST HELIER, JERSEY JE4 9WG VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 3:59 a.m. GMT on August 1, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting—Go to www.virtualshareholdermeeting.com/ATC2022 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE—1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 3:59 a.m. GMT on August 1, 2022. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 so as to be received by 3:59 a.m. GMT on August 1, 2022. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D88607-P78623 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY ATOTECH LIMITED Annual General Meeting of Shareholders The Board of Directors recommends you vote FOR the following: PROPOSALS For Against Abstain 1. To receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2021, together with the reports of the directors and the auditors. 2. To re-appoint Geoff Wild as a Class I director of the Company. 3. To re-appoint Shaun Mercer as a Class I director of the Company. 4. To re-appoint Ron Bruehlman as a Class I director of the Company. 5. To re-appoint KPMG AG Wirtschaftsprüfungsgesellschaft as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2023. 6. To authorize the audit committee to fix the remuneration of the auditors. NOTE: Such other business as may properly come before the meeting or any continuation, adjournment or postponement thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders: The Notice of Annual General Meeting is available at https://investors.atotech.com/. D88608-P78623 ATOTECH LIMITED Annual General Meeting of Shareholders August 1, 2022 at 4:00 p.m. Central European Time / 2:00 p.m. Greenwich Mean Time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) the Chairperson of the Annual General Meeting as proxy, with the power to appoint his or her substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares in the capital of ATOTECH LIMITED having a nominal value of $0.10 each that the shareholder(s) is/are entitled to vote at the Annual General Meeting to be held at the times stated above on August 1, 2022, at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom and virtually at www.virtualshareholdermeeting.com/ATC2022, United Kingdom, and any continuation, adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, the proxy may vote for or against the resolutions or may withhold their vote at his/her discretion. The proxy is authorized to vote upon such other business as may properly come before the Annual General Meeting, or any continuation, adjournment or postponement thereof, in their discretion. Unless otherwise defined, terms used in this proxy shall have the meaning given to them in the Notice of 2022 Annual General Meeting published by Atotech Limited on July 15, 2022 (the “Notice”). Continued and to be signed on reverse side